Mail Stop 4561

April 11, 2007

Russell D. Goldsmith
President and Chief Executive Officer
City National Corporation
City National Center
400 North Roxbury Drive,
Beverly Hills, California 90210

> **Re: City National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 001-10521**

Dear Mr. Goldsmith:

　　We have reviewed your response dated April 3, 2007 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 12 –Derivative Financial Instruments, page A-30

1. Noting your response to our comment in our letter dated March 20, 2007, please tell us the specific nature of the certain certificates of deposits (e.g., brokered CD's) and debt to which you apply the short method by assuming no ineffectiveness at hedge inception. Also, provide us with a detailed analysis of how your interest rate swaps met each of the criteria established by paragraph 68.

2. Please include the information provided in your response in your future filings, including how you assess hedge effectiveness.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant